FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of February 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



February 13, 2012

RICOH COMPANY, LTD.

Consolidated Financial Statements
For the nine months Ended December 31, 2011

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine months ended December 31, 2011 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED BALANCE SHEETS
March 31, 2011 and December 31, 2011

                                                                      Millions of Yen
------------------------------------------------------------------------------------------------
ASSETS                                                        March 31, 2011   December 31, 2011
------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                       179,169             156,699
   Time deposits                                                     2,010               2,550
   Trade receivables:
      Notes                                                         46,355              42,244
      Accounts                                                     419,351             388,547
      Less- Allowance for doubtful receivables                     (16,560)            (16,190)
   Current maturities of long-term finance receivables, net        208,671             210,730
   Inventories:
      Finished goods                                                85,800              98,564
      Work in process and raw materials                             85,233             103,365
   Deferred income taxes and other                                  63,990              54,903
--------------------------------------------------------------------------------------------------
         Total current assets                                    1,074,019           1,041,412
--------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:

   Land                                                             44,444              46,016
   Buildings                                                       262,523             263,093
   Machinery and equipment                                         737,270             809,526
   Construction in progress                                          5,230               7,690
--------------------------------------------------------------------------------------------------
         Total                                                   1,049,467           1,126,325
   Less- accumulated depreciation                                 (784,727)           (861,383)
--------------------------------------------------------------------------------------------------
         Net property, plant and equipment                         264,740             264,942
--------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                              445,782             453,733
   Investment securities                                            48,909              41,712
   Investments in and advances to affiliates                           213                 377
   Goodwill                                                        221,063             182,776
   Other intangible assets                                         130,648             111,531
   Lease deposits and other                                         77,022              96,772
--------------------------------------------------------------------------------------------------
         Total investments and other assets                        923,637             886,901
--------------------------------------------------------------------------------------------------
Total assets                                                     2,262,396           2,193,255
--------------------------------------------------------------------------------------------------

                                                                        Millions of Yen
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                          March 31, 2011   December 31, 2011
------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                             39,927            145,897
   Current maturities of long-term indebtedness                     111,096             69,185
   Trade payables:
      Notes                                                          12,216             14,535
      Accounts                                                      238,267            219,472
   Accrued income taxes                                              13,414              6,758
   Accrued expenses and other                                       199,780            165,391
------------------------------------------------------------------------------------------------
         Total current liabilities                                  614,700            621,238
------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                           479,422            537,065
   Accrued pension and severance costs                              140,975            137,646
   Deferred income taxes and other                                   44,535             37,030
------------------------------------------------------------------------------------------------
         Total long-term liabilities                                664,932            711,741
------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                     135,364            135,364
   Additional paid-in capital                                       186,083            186,083
   Retained earnings                                                815,970            739,874
   Accumulated other comprehensive loss                            (170,702)          (219,519)
   Treasury stock at cost                                           (36,838)           (36,821)
------------------------------------------------------------------------------------------------
         Total Ricoh Company, Ltd. shareholders' equity             929,877            804,981
------------------------------------------------------------------------------------------------
Noncontrolling interests                                             52,887             55,295
------------------------------------------------------------------------------------------------
Total equity                                                        982,764            860,276
------------------------------------------------------------------------------------------------
Total liabilities and equity                                      2,262,396          2,193,255
------------------------------------------------------------------------------------------------

      The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
For the Nine Months Ended December 31, 2010 and 2011

                                                                              Millions of Yen
-------------------------------------------------------------------------------------------------------
                                                                  Nine months ended   Nine months ended
                                                                  December 31, 2010   December 31, 2011
-------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                             685,860             637,648
   Post sales and rentals                                               677,001             680,135
   Other revenue                                                         76,190              78,758
---------------------------------------------------------------------------------------------------
         Total                                                        1,439,051           1,396,541
---------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                             455,759             444,836
   Post sales and rentals                                               323,895             324,211
   Other revenue                                                         59,918              58,472
---------------------------------------------------------------------------------------------------
         Total                                                          839,572             827,519
---------------------------------------------------------------------------------------------------
         Gross profit                                                   599,479             569,022
Selling, general and administrative expenses                            545,490             578,175
Loss on impairment of goodwill                                               --              27,464
---------------------------------------------------------------------------------------------------
         Operating income (loss)                                         53,989            (36,617)
---------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                          (2,154)             (1,940)
   Interest expense                                                       5,816               4,883
   Foreign currency exchange loss, net                                    8,206               4,274
   Other, net                                                               777               4,104
---------------------------------------------------------------------------------------------------
         Total                                                           12,645              11,321
---------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings of              41,344             (47,938)
   affiliates
   Provision for income taxes:
   Current                                                               15,216              16,063
   Deferred                                                               2,934             (15,219)
---------------------------------------------------------------------------------------------------
         Total                                                           18,150                 844
---------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                            (15)                 17
Consolidated net income (loss)                                           23,179             (48,765)
---------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                       2,839               3,370
---------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                    20,340             (52,135)
---------------------------------------------------------------------------------------------------

                                                                        Yen                Yen
---------------------------------------------------------------------------------------------------
Per share of common stock:
   Net income (loss) attributable to Ricoh Company, Ltd.
---------------------------------------------------------------------------------------------------
      Basic                                                               28.03              (71.86)
      Diluted                                                             27.30              (71.86)
---------------------------------------------------------------------------------------------------
      Cash dividends paid per share                                       33.00               33.00
---------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares
   of common stock:
   Net income (loss) attributable to Ricoh Company, Ltd.
---------------------------------------------------------------------------------------------------
      Basic                                                              140.15             (359.30)
      Diluted                                                            136.50             (359.30)
---------------------------------------------------------------------------------------------------
      Cash dividends paid per share                                      165.00              165.00
---------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these consolidated financial statements.

For the Three Months Ended December 31, 2010 and 2011

                                                                               Millions of Yen
-------------------------------------------------------------------------------------------------------
                                                                 Three months ended   Three months ended
                                                                  December 31, 2010   December 31, 2011
-------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                             218,751             202,859
   Post sales and rentals                                               224,545             228,224
   Other revenue                                                         24,899              26,573
---------------------------------------------------------------------------------------------------------
         Total                                                          468,195             457,656
---------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                             140,772             143,277
   Post sales and rentals                                               111,228             111,899
   Other revenue                                                         19,634              19,720
---------------------------------------------------------------------------------------------------------
         Total                                                          271,634             274,896
---------------------------------------------------------------------------------------------------------
         Gross profit                                                   196,561             182,760
Selling, general and administrative expenses                            180,584             190,137
Loss on impairment of goodwill                                               --              27,464
---------------------------------------------------------------------------------------------------------
         Operating income (loss)                                         15,977             (34,841)
---------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                            (779)               (438)
   Interest expense                                                       1,905               1,465
   Foreign currency exchange (gain) loss, net                               776                 (56)
   Other, net                                                               796               4,372
---------------------------------------------------------------------------------------------------------
         Total                                                            2,698               5,343
---------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings of              13,279             (40,184)
   affiliates
Provision for income taxes:
   Current                                                                2,443               4,625
   Deferred                                                               2,113              (1,239)
---------------------------------------------------------------------------------------------------------
         Total                                                            4,556               3,386
---------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                             (8)                 18
Consolidated net income (loss)                                            8,715             (43,552)
---------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interest                          887               1,220
---------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.                     7,828             (44,772)
---------------------------------------------------------------------------------------------------------

                                                                          Yen                  Yen
---------------------------------------------------------------------------------------------------------
Per share of common stock:
  Net income (loss) attributable to Ricoh Company, Ltd.
---------------------------------------------------------------------------------------------------------
   Basic                                                                  10.79              (61.71)
   Diluted                                                                10.54              (61.71)
---------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                          16.50               16.50
---------------------------------------------------------------------------------------------------------
Per American Depositary Share, each representing 5 shares of common stock:
  Net income (loss) attributable to Ricoh Company, Ltd.
---------------------------------------------------------------------------------------------------------
   Basic                                                                  53.95             (308.55)
   Diluted                                                                52.70             (308.55)
---------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                          82.50               82.50
---------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended December 31, 2010 and 2011

                                                                               Millions of Yen
---------------------------------------------------------------------------------------------------------
                                                                    Nine months ended   Nine months ended
                                                                    December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income (loss)                                         23,179             (48,765)
   Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities
     Depreciation and amortization                                        69,518              65,968
     Equity in earnings of affiliates, net of dividends received              15                 (17)
     Deferred income taxes                                                 2,934             (15,217)
     Losses on disposals and sales of property, plant and
       equipment                                                             813                 506
     Loss on impairment of long-lived assets                                  --               9,898
     Loss on impairment of securities                                        205               5,024
     Loss on impairment of goodwill                                           --              27,464
     Pension and severance costs, less payment                               889              (5,478)
     Changes in assets and liabilities, net of effects from
       acquisition-
       Decrease in trade receivables                                       9,820              16,723
       Increase in inventories                                           (29,139)            (33,766)
       (Increase) Decrease in finance receivables                         11,903             (13,751)
       Decrease in trade payables                                        (20,183)            (21,847)
       Decrease in accrued income taxes and
         accrued expenses and other                                       (6,111)            (27,421)
     Other, net                                                           10,513              14,062
---------------------------------------------------------------------------------------------------------
         Net cash used in (provided by) operating activities              74,356             (26,617)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                      732                 829
   Expenditures for property, plant and equipment, including
     interest capitalized                                                (48,674)            (53,871)
   Expenditures for intangible assets including interest
     capitalized                                                         (12,153)            (10,421)
   Payments for purchases of available-for-sale securities                  (230)               (127)
   Proceeds from sales of available-for-sale securities                       17                  32
   Increase in time deposits, net                                           (192)               (631)
   Purchase of business, net of cash acquired                               (477)            (15,089)
   Other, net                                                             (3,187)             (9,278)
---------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                           (64,164)            (88,556)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                   43,691              81,396
   Repayment of long-term indebtedness                                   (75,039)            (59,102)
   (Increase) Decrease in short-term borrowings, net                     (28,110)            103,949
   Proceeds from issuance of long-term debt securities                    79,741                  --
   Repayment of long-term debt securities                                (88,307)               (226)
   Dividends paid                                                        (23,943)            (23,942)
   Payment for purchase of treasury stock                                   (138)                (20)
   Other, net                                                               (551)               (585)
---------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities             (92,656)            101,470
---------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS             (11,885)             (8,767)
---------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                (94,349)            (22,470)
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           242,165             179,169
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                               147,816             156,699
---------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the nine months ended December 31, 2011 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to December 31.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Service revenues are recognized in accordance with the contract period of each service contract.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in Ricoh Company, Ltd. shareholders' equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for-sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 8, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On April 1, 2007, Ricoh adopted the guidance on accounting for uncertainty in income taxes which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Tangible assets and intangible assets of Production Printing business and Digital Camera business are impaired to recoverable amount by Yen 9,898 million which is included in selling and general administrative expenses in the consolidated statement of income, as a result of worsening economic circumstances. Ricoh estimated that the carrying amounts will not be recoverable through future cash flows. The impairment losses are included in the results of Imaging & Solutions and Other segment.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05. This ASU requires entities to present comprehensive income in either: (i) one continuous financial statement or (ii) two separate but consecutive statements that display net income and the components of other comprehensive income. Totals and individual components of both net income and other comprehensive income must be included in either presentation. It is effective for fiscal years beginning on or after December 16, 2011 and early adoption is permitted. However, ASU 2011-12 was issued in December 2011 that defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of other comprehensive income into net income. The FASB has not yet established a timetable for its reconsideration. This adoption of ASU 2011-05 will not have any effect on Ricoh's consolidated financial position and results of operations.

(T)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform with the current year's presentation.

Loss on impairment of securities was included in other, net of cash flows from operating activities in the consolidated statement of cash flows for the nine months ended December 31, 2010, has been reclassified to conform with the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2011 and December 31, 2011 consist of the following:

                                                                          Millions of Yen
--------------------------------------------------------------------------------------------------
                                                                 March 31, 2011  December 31, 2011
--------------------------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                                           46,938           39,723
   Non-marketable equity securities                                         1,971            1,989
--------------------------------------------------------------------------------------------------
                                                                           48,909           41,712
--------------------------------------------------------------------------------------------------

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2011 and December 31, 2011 are as follows:

                                                            Millions of Yen
---------------------------------------------------------------------------------------------------------------------
                                   March 31, 2011                                 December 31, 2011
---------------------------------------------------------------------------------------------------------------------
                                   Gross        Gross                              Gross        Gross
                                 unrealized   unrealized                         unrealized   unrealized
                                  holding      holding                             holding      holding
                        Cost        gains       losses  Fair value        Cost      gains        losses    Fair value
---------------------------------------------------------------------------------------------------------------------

Noncurrent:
   Equity securities    40,765       4,655        327      45,093        35,784       2,592        368      38,008
   Corporate debt
    securities           1,802          43         --       1,845         1,629          86         --       1,715
---------------------------------------------------------------------------------------------------------------------
                       42,567       4,698        327      46,938        37,413       2,678        368      39,723
---------------------------------------------------------------------------------------------------------------------

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 and December 31, 2011 are as follows:

                                                        Millions of Yen
------------------------------------------------------------------------------------------------------
                                                              March 31, 2011
------------------------------------------------------------------------------------------------------
                              Less than 12 months        12 months or longer         Total
------------------------------------------------------------------------------------------------------
                                           Gross                     Gross                     Gross
                                        unrealized                unrealized                unrealized
                                         holding                    holding                  holding
                           Fair value     losses      Fair value     losses    Fair value     losses
------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities            1,341          261           238          66        1,579          327
------------------------------------------------------------------------------------------------------

                                                        Millions of Yen
------------------------------------------------------------------------------------------------------
                                                            December 31, 2011
------------------------------------------------------------------------------------------------------
                              Less than 12 months        12 months or longer         Total
------------------------------------------------------------------------------------------------------
                                           Gross                     Gross                     Gross
                                        unrealized                unrealized                unrealized
                                         holding                   holding                   holding
                           Fair value     losses      Fair value    losses     Fair value     losses
------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities            1,957          286           336          82        2,293          368
------------------------------------------------------------------------------------------------------

Gross unrealized holding losses of available-for-sale securities as of March 31, 2011 and December 31, 2011 consist of 39 and 43 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of December 31, 2011 are as follows:

                                           Millions of Yen
                                        ------------------
                                         Cost   Fair value
 ---------------------------------------------------------
 Due after one year through five years    518        514
 Over five years                        1,111      1,201
 ---------------------------------------------------------
                                        1,629      1,715
 ---------------------------------------------------------

There were no significant proceeds from the sales of available-for-sale securities for the nine months ended December 31, 2010 and 2011.

There were no significant realized gains or losses on sales of available-for-sale securities for the nine months ended December 31, 2010 and 2011.

There were no significant realized gains or losses on valuation of available-for-sale securities for the nine months ended December 31, 2010. The losses on impairment of available-for-sale securities are Yen 5,024 million and Yen 4,952 million for the nine months ended December 31, 2011 and three months ended December 31, 2011. The losses on impairment are included in other expense in consolidated statement of income. The numbers of impaired available-for-sale securities are 16 and 5 for the nine months ended December 31, 2011 and three months ended December 31, 2011. The cause of the impairment is the decline of the stock markets. Ricoh regards these losses as other-than-temporary impairments because it does not believe that the quoted market price of such securities would recover to its cost basis within the near term, as of December 31, 2011.

3.   GOODWILL

In accordance with Accounting Standards Codification (ASC) 350, Ricoh performs an annual impairment test of goodwill at December 31, which is the annual goodwill impairment test date, instead of amortizing of goodwill.

ASC 350 requires a company to evaluate fair value of each reporting unit including goodwill. In addition, a company is required to perform a reconciliation of the aggregate fair value of reporting units and market capitalization at the goodwill impairment test date. Ricoh uses Discounted Cash Flow (DCF) method as one of income approach for evaluating fair value of each reporting unit. Primarily because Ricoh's business plan which is used for DCF method is not fully available at this time, the annual goodwill impairment test has not been completed yet. However, Ricoh recognized the best estimate of the impairment loss in amount of Yen 27,464 million in the third quarter financial statements.

4.   INCOME TAXES

The estimated annual effective tax rate for fiscal year ending March 31, 2012 was approximately (2) percent as of December 31, 2011. The estimated annual effective tax rate differed from the statutory tax rate of approximately 41 percent, due primarily to the decrease of deferred tax assets in accordance with the corporate tax rate change and the net increase in valuation allowance for deferred tax assets.

The corporate tax rate has been changed due to new laws passed by the Japanese government on November 30, 2011. As a result of this law, the statutory tax rate applied when calculating deferred tax assets and liabilities of temporary differences that are expected to be eliminated, after the fiscal year ending March 31, 2013 and 2016 decreased from 40.8% to 38.6% and 35.8% respectively.

As a result, "Provision for income taxes" in consolidated statements of income increased by 7,246 million yen in the third quarter ended December 31, 2011.

5.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic benefit costs of the pension plans consist of the following components:

                                                                 Millions of Yen
---------------------------------------------------------------------------------
                                           Nine months ended   Three months ended
                                           December 31, 2010    December 31, 2011
---------------------------------------------------------------------------------
Service cost                                      9,563             9,307
Interest cost                                    11,031            10,617
Expected return on plan assets                   (6,446)           (6,618)
Net amortization                                  2,277             1,641
---------------------------------------------------------------------------------
Total net periodic pension cost                  16,425            14,947
---------------------------------------------------------------------------------

                                                                  Millions of Yen
---------------------------------------------------------------------------------
                                          Three months ended   Three months ended
                                           December 31, 2010    December 31, 2011
---------------------------------------------------------------------------------
Service cost                                      3,220             3,166
Interest cost                                     3,635             3,496
Expected return on plan assets                   (2,153)           (2,162)
Net amortization                                    747               549
---------------------------------------------------------------------------------
Total net periodic pension cost                   5,449             5,049
---------------------------------------------------------------------------------

6.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the nine months ended December 31, 2010 and 2011 is as follow:

Ricoh adopted ASU 2009-17 on April 1, 2010. The adoption of this ASU resulted in adjustments to change in Ricoh shareholders' equity, noncontrolling interests and total equity as of April 1, 2010.

                                                                                                                 Millions of Yen
--------------------------------------------------------------------------------------------------------------------------------
                                                    Nine months ended                            Nine months ended
                                                    December 31, 2010                            December 31, 2011
--------------------------------------------------------------------------------------------------------------------------------
                                          Ricoh                                         Ricoh
                                      Shareholders'   Noncontrolling                Shareholders'   Noncontrolling
                                          Equity         Interests     Total Equity      Equity      Interests       Total Equity
--------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period              973,341          50,533       1,023,874       929,877         52,887          982,764
--------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of a change
     in accounting principle -
     adoption of accounting
     guidance for a variable
     interest entity, net of tax            (410)           (392)           (802)           --             --               --
--------------------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as
 adjusted                                972,931          50,141       1,023,072       929,877         52,887          982,764
--------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                       20,340           2,839          23,179       (52,135)         3,370          (48,765)
  Unrealized losses on securities         (1,271)             (3)         (1,274)       (1,256)            (9)          (1,265)
  Pension liability adjustments            1,540               1           1,541          (808)             8             (800)
  Unrealized gains (losses) on
   derivatives                               (85)            (23)           (108)         (313)            30             (283)
  Foreign currency translation
   adjustments                           (61,852)            310         (61,542)      (46,440)          (190)         (46,630)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)              (41,328)          3,124         (38,204)     (100,952)         3,209          (97,743)
--------------------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock           (23,943)             --         (23,943)      (23,942)            --          (23,942)
Distributions to Noncontrolling
 interests                                    --            (650)           (650)           --           (603)            (603)
Net changes in Treasury stock                (68)             --             (68)           17             --               17
Wholly owned subsidiaries                     --              --              --            --           (198)            (198)
Other                                         --              --              --           (19)            --              (19)
--------------------------------------------------------------------------------------------------------------------------------
Equity, End of Period                    907,592          52,615         960,207       804,981         55,295          860,276
--------------------------------------------------------------------------------------------------------------------------------

Comprehensive incomes were Yen 7,382 million (losses) and Yen 43,582 million (losses) for the three months ended December 31, 2010 and 2011, respectively. Comprehensive incomes attributable to Ricoh Company, Ltd. were Yen 8,261 million (losses), and Yen 44,785 million (losses), and comprehensive incomes attributable to noncontrolling interests were Yen 879 million (gains) and Yen 1,203 million (gains) for the three months ended December 31, 2010 and 2011, respectively.

7.   DIVIDENDS

Cash dividends paid during the nine months ended December 31, 2011 is as follows:

Resolved at the General meetings of Shareholders on June 24, 2011
-----------------------------------------------------------------
Total amount of dividends (million of yen)               11,971
Dividend per share of common stock (yen)                  16.50
Record date                                      March 31, 2011
Effective date                                    June 27, 2011
Resource for dividend                         Retained earnings
-----------------------------------------------------------------

Resolved at the Board meeting on October 28, 2011
-----------------------------------------------------------------
Total amount of dividends (millions of yen)               11,970
Dividend per share of common stock (yen)                   16.50
Record date                                   September 30, 2011
Effective date                                  December 1, 2011
Resource for dividend                          Retained earnings
-----------------------------------------------------------------

8.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,281.70 and Yen 1,109.55 as of March 31, 2011 and December 31, 2011, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the year ended March 31, 2011 and the third quarter ended December 31, 2011.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                 Thousands of shares
---------------------------------------------------------------------------------------------
                                                        Nine months ended   Nine months ended
                                                        December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------
Weighted average number of shares of common stock
  outstanding                                                725,570             725,501
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                        17,992                  --
---------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                   743,562             725,501
---------------------------------------------------------------------------------------------

                                                                   Millions of Yen
---------------------------------------------------------------------------------------------
                                                        Nine months ended   Nine months ended
                                                        December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.         20,340             (52,135)
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                           (38)                 --
---------------------------------------------------------------------------------------------
Diluted net income (loss) attributable to Ricoh
    Company, Ltd.                                             20,302             (52,135)
---------------------------------------------------------------------------------------------

                                                                         Yen
                                                        -------------------------------------
                                                        Nine months ended   Nine months ended
                                                        December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
   per share:
   Basic:
      Basic: Net income (loss) attributable to Ricoh
         Company, Ltd.                                         28.03              (71.86)
Diluted:
      Diluted: Net income (loss) attributable to Ricoh
         Company, Ltd.                                         27.30              (71.86)
---------------------------------------------------------------------------------------------

                                                                 Thousands of shares
---------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                        December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------
Weighted average number of shares of common stock
   outstanding                                               725,554             725,500
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                        14,672                  --
---------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                   740,226             725,500
---------------------------------------------------------------------------------------------

                                                                     Millions of Yen
---------------------------------------------------------------------------------------------
                                                       Three months ended  Three months ended
                                                        December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.          7,828             (44,772)
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                           (25)                 --
---------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd.         7,803             (44,772)
---------------------------------------------------------------------------------------------

                                                                        Yen
---------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                        December 31, 2010   December 31, 2011
---------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company, Ltd.
   per share:
   Basic:
      Basic: Net income (loss) attributable to Ricoh
          Company, Ltd.                                        10.79              (61.71)
   Diluted:
      Diluted: Net income (loss) attributable to Ricoh
         Company, Ltd.                                         10.54              (61.71)
---------------------------------------------------------------------------------------------

Euro Yen Zero Coupon Convertible Bonds was excluded as anti-dilutive for the nine months and three months ended December 31, 2011 due to Ricoh incurring a net loss attributable to Ricoh Company, Ltd.

9.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There are no Fair Value Hedges derivative instruments effective at December 31, 2011 due to the maturity of hedged instruments or contract.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the Nine months ended December 31, 2011 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 23 million loss of the balance of accumulated other comprehensive income (loss) as of December 31, 2011.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held mainly to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at March 31, 2011 and December 31, 2011 are shown in the following tables:

                                               Millions of Yen
------------------------------------------------------------------------
                                     March 31, 2011    December 31, 2011
------------------------------------------------------------------------
 Interest rate swap agreements           284,444            315,671
 Foreign currency contracts              211,249            178,956
 Foreign currency options                  3,555             34,657
------------------------------------------------------------------------

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

------------------------------------------------------------------------------------------------------------------------------
                                              Current                                      Long-term
------------------------------------------------------------------------------------------------------------------------------
                                            Fair value                                     Fair value
------------------------------------------------------------------------------------------------------------------------------
                         Balance sheet                                       Balance sheet
                            Location          Millions of Yen                   Location         Millions of Yen
------------------------------------------------------------------------------------------------------------------------------
Asset Derivatives                        March 31, 2011  December 31, 2011                  March 31, 2011  December 31, 2011
------------------------------------------------------------------------------------------------------------------------------
   Interest rate swap  Deferred income                                      Lease deposits
   agreements          taxes and other              4                 --    and other                  --                 --
------------------------------------------------------------------------------------------------------------------------------
Liability Derivatives                    March 31, 2011  December 31, 2011                  March 31, 2011  December 31, 2011
------------------------------------------------------------------------------------------------------------------------------
   Interest rate swap  Accrued expenses                                     Deferred income
   agreements          and other                   73                 32    taxes and other         2,766         2,520

------------------------------------------------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

------------------------------------------------------------------------------------------------------------------------------
                                              Current                                      Long-term
------------------------------------------------------------------------------------------------------------------------------
                                            Fair value                                     Fair value
------------------------------------------------------------------------------------------------------------------------------
                         Balance sheet                                       Balance sheet
                            Location          Millions of Yen                   Location         Millions of Yen
------------------------------------------------------------------------------------------------------------------------------
Asset Derivatives                        March 31, 2011  December 31, 2011                  March 31, 2011  December 31, 2011
------------------------------------------------------------------------------------------------------------------------------
   Foreign currency
   contracts           Deferred income           1,497            1,590     Lease deposits             --            1,767
   Foreign currency    taxes and other                                      and other
   options                                          20              582                                --               --
------------------------------------------------------------------------------------------------------------------------------
   Total                                         1,517            2,172                                --            1,767
------------------------------------------------------------------------------------------------------------------------------
Liability Derivatives                    March 31, 2011  December 31, 2011                  March 31, 2011  December 31, 2011
------------------------------------------------------------------------------------------------------------------------------
   Interest rate swap
   agreements                                       72               10                                24              240
   Foreign currency
   contracts           Accrued expenses          3,087            1,008     Deferred income           477               27
   Foreign currency    and other                                            taxes and other
   options                                          64               54                                --               --
------------------------------------------------------------------------------------------------------------------------------
   Total                                         3,223            1,072                               501              267
------------------------------------------------------------------------------------------------------------------------------

Total fair value amounts of derivatives

                                             Millions of Yen
----------------------------------------------------------------------
                                                Fair value
----------------------------------------------------------------------
                                    March 31, 2011   December 31, 2011
----------------------------------------------------------------------
Total Asset Derivatives                     1,521             3,939
Total Liability Derivatives                 6,563             3,891
---------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the nine months ended December 31, 2010 are shown in the following tables:

Derivatives designated as hedging instruments

                                                             Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)      Gain or (Loss) Reclassified
                                Recognized in OCI       from Accumulated OCI      Gain or (Loss) Recognized
                                  on Derivative              Into Income           in Income on Derivative
                                (Effective Portion)      (Effective Portion)        (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------
                                      Amount             Location        Amount     Location      Amount
-----------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (496)          Interest expense    (165)           --           --
-----------------------------------------------------------------------------------------------------------

                                               Millions of Yen
----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                 in Income on Derivative       Recognized in Income
----------------------------------------------------------------------------------------
                                   Location       Amount       Location        Amount
----------------------------------------------------------------------------------------
Fair value hedge
                                  Interest and
Interest rate swap agreements   dividend income    68      Interest expense    (90)
----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                Gain or (Loss) Recognized in Income on
                                              Derivative
----------------------------------------------------------------------
                                     Location       Millions of Yen
----------------------------------------------------------------------
                                                    December 31, 2010
----------------------------------------------------------------------
Interest rate swap agreements   Other, net                   (133)
                                Foreign currency
                                exchange (gain)
Foreign currency contracts      loss, net                   3,810
                                Foreign currency
                                exchange (gain)
Foreign currency options        loss, net                     800
----------------------------------------------------------------------
Total                                                       4,477
----------------------------------------------------------------------
The location and amount of gains and losses related to derivatives reported in the consolidated statement of for the three months ended December 31, 2010 are shown in the following tables:

Derivatives designated as hedging instruments

                                                        Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)      Gain or (Loss) Reclassified
                                Recognized in OCI       from Accumulated OCI      Gain or (Loss) Recognized
                                  on Derivative              Into Income           in Income on Derivative
                                (Effective Portion)      (Effective Portion)        (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------
                                      Amount             Location        Amount     Location      Amount
-----------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         98             Interest expense    (32)           --           --
-----------------------------------------------------------------------------------------------------------

                                                   Millions of Yen
----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                 in Income on Derivative       Recognized in Income
----------------------------------------------------------------------------------------
                                   Location       Amount       Location        Amount
----------------------------------------------------------------------------------------
Fair value hedge
                                Interest and
Interest rate swap agreements   dividend income     13     Interest expense     (17)
----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                Gain or (Loss) Recognized in Income on
                                              Derivative
----------------------------------------------------------------------
                                     Location         Millions of Yen
----------------------------------------------------------------------
                                                    December 31, 2010
----------------------------------------------------------------------
Interest rate swap agreements   Other, net                    (40)
                                Foreign currency
                                exchange (gain)
Foreign currency contracts      loss, net                   1,544
                                Foreign currency
                                exchange (gain)
Foreign currency options        loss, net                   1,114
----------------------------------------------------------------------
Total                                                       2,618
----------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the nine months ended December 31, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                         Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)      Gain or (Loss) Reclassified
                                Recognized in OCI       from Accumulated OCI      Gain or (Loss) Recognized
                                  on Derivative              Into Income           in Income on Derivative
                                (Effective Portion)      (Effective Portion)        (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------
                                      Amount             Location        Amount     Location      Amount
-----------------------------------------------------------------------------------------------------------
Cash flow hedge

Interest rate swap agreements         (353)          Interest expense    (40)           --           --
-----------------------------------------------------------------------------------------------------------

                                                    Millions of Yen
----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                 in Income on Derivative       Recognized in Income
----------------------------------------------------------------------------------------
                                   Location       Amount       Location        Amount
----------------------------------------------------------------------------------------
Fair value hedge
                                Interest and
Interest rate swap agreements   dividend income     --     Interest expense       --
----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                Gain or (Loss) Recognized in Income on
                                              Derivative
----------------------------------------------------------------------
                                     Location         Millions of Yen
----------------------------------------------------------------------
                                                    December 31, 2011
----------------------------------------------------------------------
Interest rate swap agreements   Other, net                   (153)
                                Foreign currency
                                exchange (gain)
Foreign currency contracts      loss, net                   4,389
                                Foreign currency
                                exchange (gain)
Foreign currency options        loss, net                     572
----------------------------------------------------------------------
Total                                                       4,808
----------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the three months ended December 31, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                        Millions of Yen
-----------------------------------------------------------------------------------------------------------
                                 Gain or (Loss)      Gain or (Loss) Reclassified
                                Recognized in OCI       from Accumulated OCI      Gain or (Loss) Recognized
                                  on Derivative              Into Income           in Income on Derivative
                                (Effective Portion)      (Effective Portion)        (Ineffective Portion)
-----------------------------------------------------------------------------------------------------------
                                      Amount             Location        Amount     Location      Amount
-----------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements           (291)        Interest expense     (7)           --          --
-----------------------------------------------------------------------------------------------------------

                                                  Millions of Yen
----------------------------------------------------------------------------------------
                                Gain or (Loss) Recognized  Gain or (Loss) on Hedged Item
                                 in Income on Derivative       Recognized in Income
----------------------------------------------------------------------------------------
                                   Location       Amount       Location        Amount
----------------------------------------------------------------------------------------
Fair value hedge
                                Interest and
Interest rate swap agreements   dividend income     --     Interest expense     --
----------------------------------------------------------------------------------------

Derivatives not designated as hedging instruments

                                Gain or (Loss) Recognized in Income on
                                              Derivative
----------------------------------------------------------------------
                                     Location         Millions of Yen
----------------------------------------------------------------------
                                                    December 31, 2011
----------------------------------------------------------------------
Interest rate swap agreements   Other, net                     71
                                Foreign currency
                                exchange (gain)
Foreign currency contracts      loss, net                     928
                                Foreign currency
                                exchange (gain)
Foreign currency options        loss, net                     146
----------------------------------------------------------------------
Total                                                       1,145
----------------------------------------------------------------------

10.  COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of (Y)60 million as of December 31, 2011.

As of December 31, 2011 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

11.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were (Y)1,971 million and (Y)1,989 million as of March 31, 2011 and December 31, 2011, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(E) INTEREST RATE SWAP AGREEMENTS , FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers or suitable valuation method based on available data.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2011 and December 31, 2011are summarized as follows:

                                                        Millions of Yen
-------------------------------------------------------------------------------------
                                          March 31, 2011        December 31, 2011
-------------------------------------------------------------------------------------
                                        Carrying   Estimated     Carrying  Estimated
                                         amount    fair value     amount   fair value
-------------------------------------------------------------------------------------
Investment securities                   48,909      48,909      41,712        41,712
Installment loans                       72,634      73,769      81,178        82,446
Long-term indebtedness                (479,422)   (475,116)   (537,065)     (535,041)
Interest rate swap agreements, net      (2,931)     (2,931)     (2,802)       (2,802)
Foreign currency contracts, net         (2,067)     (2,067)      2,322         2,322
Foreign currency options, net              (44)        (44)        528           528
-------------------------------------------------------------------------------------

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1  -  Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2  -  Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3  -  Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2011.

                                                 Millions of Yen
----------------------------------------------------------------------------
                                                 March 31, 2011
----------------------------------------------------------------------------
                                      Level 1    Level 2    Level 3    Total
----------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
      Domestic equity securities        38,243         --       --    38,243
      Foreign equity securities          6,850         --       --     6,850
      Foreign corporate bonds            1,845         --       --     1,845
   Derivative instruments
      Interest rate swap agreements         --          4       --         4
      Foreign currency contracts            --      1,497       --     1,497
      Foreign currency options              --         20       --        20
----------------------------------------------------------------------------
   Total assets                         46,938      1,521       --    48,459
----------------------------------------------------------------------------
Liabilities:
   Derivatives instruments
      Interest rate swap agreements         --      2,935       --     2,935
      Foreign currency contracts            --      3,564       --     3,564
      Foreign currency options              --         64       --        64
----------------------------------------------------------------------------
   Total liabilities                        --      6,563       --     6,563
----------------------------------------------------------------------------

                                                  Millions of Yen
----------------------------------------------------------------------------
                                                 December 31, 2011
----------------------------------------------------------------------------
                                      Level 1    Level 2    Level 3    Total
----------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
      Domestic equity securities        31,950         --        --   31,950
      Foreign equity securities          6,058         --        --    6,058
      Foreign corporate bonds            1,715         --        --    1,715
   Derivative instruments
      Interest rate swap agreements         --         --        --       --
      Foreign currency contracts            --      3,357        --    3,357
      Foreign currency options              --        582        --      582
----------------------------------------------------------------------------
   Total assets                         39,723      3,939        --   43,662
----------------------------------------------------------------------------
Liabilities:
   Derivatives instruments
      Interest rate swap agreements         --      2,802        --    2,802
      Foreign currency contracts            --      1,035        --    1,035
      Foreign currency options              --         54        --       54
----------------------------------------------------------------------------
   Total liabilities                        --      3,891        --    3,891
----------------------------------------------------------------------------

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended December 31, 2011, a part of the long-lived assets associated with the Production Printing business with a carrying amount of Yen 9,898 million, and goodwill of the Production Printing business with a carrying amount of Yen 27,464 million were fully impaired.

These measurements are classified as level 3 since significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

13.  VARIABLE INTEREST ENTITY

Ricoh sold certain finance lease receivables in prior years through revolving securitization transactions, which were structured as special purpose entities ("SPE"). The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables. Ricoh's retained interests were considered as variable interest, because Ricoh's retained interests were subordinate to the investors' interests and had the liability with received the potential losses. And, Ricoh was considered as primary beneficiary, because Ricoh was special servicer for the program. As a result, Ricoh consolidated the interests as VIE and recorded the assets and liabilities. Adoption of the new accounting standards did not have a material effect on Ricoh's results of operation. The main impact of adopting the new accounting standards on Ricoh's consolidated financial position is as follows:

                                                Millions of Yen      Millions of Yen
---------------------------------------------------------------------------------------
                                              Third quarter ended   Third quarter ended
                                               March 31, 2011        December 31, 2011
---------------------------------------------------------------------------------------
Current maturities of long-term finance
   receivables, net                                8,460              8,510
Long-term finance receivables, net                15,849             15,944
Current maturities of long-term indebtedness       7,044              7,050
Long-term indebtedness                            13,197             13,210

14. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of December 31, 2011 are as follows:

                                                  Millions of Yen
------------------------------------------------------------------------------
                                                December 31, 2011
------------------------------------------------------------------------------
                                                           Installment
                                                           receivables
                                       Lease    Installment    and
                                    receivables    loans      other     Total
------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                        10,527     1,772      2,485   14,784
------------------------------------------------------------------------------
   Charge-offs                           (1,694)      (48)       (46)   (1,788)
   Recoveries                                (2)       --         --        (2)
   Provision                              1,613       150       (23)     1,740
   Translation adjustment                  (291)       --       (42)      (333)
Ending balance                           10,153     1,874      2,374    14,401
------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                 4,040       792      1,176     6,008
   Collectively evaluated                 6,113     1,082      1,198     8,393
------------------------------------------------------------------------------
Financing receivables:
Individually evaluated                   62,817       910      3,566    67,293
Collectively evaluated                  530,621    82,142     47,266   660,029
------------------------------------------------------------------------------
Total:Financing receivables             593,438    83,052     50,832   727,322
------------------------------------------------------------------------------

(B)  AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2011and December 31, 2011 are as follows:

                                                  Millions of Yen
------------------------------------------------------------------------------
                                                   March 31, 2011
------------------------------------------------------------------------------
                                                           Installment
                                                           receivables
                                       Lease    Installment    and
                                    receivables    loans      other     Total
------------------------------------------------------------------------------
Current                                 584,913    74,373     48,544   707,830
Overdue                                   7,433        33      1,661     9,127
------------------------------------------------------------------------------
Total:Financing receivables             592,346    74,406     50,205   716,957
------------------------------------------------------------------------------

                                                  Millions of Yen
------------------------------------------------------------------------------
                                                December 31, 2011
------------------------------------------------------------------------------
                                                           Installment
                                                           receivables
                                       Lease    Installment    and
                                    receivables    loans      other     Total
------------------------------------------------------------------------------
Current                                 587,948    83,023     49,012   719,983
Overdue                                   5,490        29      1,820     7,339
------------------------------------------------------------------------------
Total:Financing receivables             593,438    83,052     50,832   727,322
------------------------------------------------------------------------------

15.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the nine and three months ended December 31, 2010 and 2011, respectively.

(A)  OPERATING SEGMENT INFORMATION

                                                                  Millions of Yen
--------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2010   December 31, 2011
--------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                     1,264,407           1,225,384
   Industrial Products                                        86,283              77,775
   Other                                                      92,508              97,070
   Intersegment transaction                                  (4,147)              (3,688)
--------------------------------------------------------------------------------------------
   Total Segment Sales                                     1,439,051           1,396,541
--------------------------------------------------------------------------------------------
Segment Profit (loss):
   Imaging & Solutions                                       108,104              20,624
   Industrial Products                                           775              (2,605)
   Other                                                      (1,533)             (3,597)
--------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                               107,346              14,422
--------------------------------------------------------------------------------------------
Reconciling Items:
  Corporate expenses and Elimination                         (53,357)            (51,039)
  Interest and dividend income                                 2,154               1,940
  Interest expense                                            (5,816)             (4,883)
  Foreign currency exchange loss, net                         (8,206)             (4,274)
  Other, net                                                    (777)             (4,104)
--------------------------------------------------------------------------------------------
Income (loss) before Income Taxes and Equity in Earnings of
   Affiliates                                                 41,344             (47,938)
--------------------------------------------------------------------------------------------

                                                                  Millions of Yen
--------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                       December 31, 2010   December 31, 2011
--------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                       413,424             396,279
   Industrial Products                                        27,949              25,061
   Other                                                      28,378              37,740
   Intersegment transaction                                   (1,556)             (1,424)
--------------------------------------------------------------------------------------------
   Total Segment Sales                                       468,195             457,656
--------------------------------------------------------------------------------------------
Segment Profit (loss):
   Imaging & Solutions                                        35,103             (17,056)
   Industrial Products                                          (271)               (439)
   Other                                                      (1,069)               (753)
--------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                                33,763             (18,248)
--------------------------------------------------------------------------------------------
Reconciling Items:
  Corporate expenses and Elimination                         (17,786)            (16,593)
  Interest and dividend income                                   779                 438
  Interest expense                                            (1,905)             (1,465)
  Foreign currency exchange loss, net                           (776)                 56
  Other, net                                                    (796)             (4,372)
--------------------------------------------------------------------------------------------
Income (loss) before Income Taxes and Equity in Earnings of
   Affiliates                                                 13,279             (40,184)
--------------------------------------------------------------------------------------------

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                                    Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2010   December 31, 2011
----------------------------------------------------------------------------------------------
Sales-
   Japan                                                     649,422              644,880
   The Americas                                              389,424              346,588
   Europe                                                    303,531              302,631
   Other                                                      96,674              102,442
----------------------------------------------------------------------------------------------
   Consolidated                                            1,439,051            1,396,541
----------------------------------------------------------------------------------------------

                                                                    Millions of Yen
----------------------------------------------------------------------------------------------
                                                       Three months ended  Three months ended
                                                        December 31, 2010   December 31, 2011
----------------------------------------------------------------------------------------------
Sales-
   Japan                                                     210,357              210,379
   The Americas                                              124,567              112,348
   Europe                                                    102,480              100,691
   Other                                                      30,791               34,238
----------------------------------------------------------------------------------------------
   Consolidated                                              468,195              457,656
----------------------------------------------------------------------------------------------

16.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the Nine months and three months ended December 31, 2010 and 2011:

                                                                   Millions of Yen
--------------------------------------------------------------------------------------------
                                                       Nine months ended   Nine months ended
                                                       December 31, 2010   December 31, 2011
--------------------------------------------------------------------------------------------
Research and development costs                               81,349               89,313
Advertising costs                                             8,853                8,639
Shipping and handling costs                                  13,834               17,327
----------------------------------------------------------------------------------------------

                                                                   Millions of Yen
--------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                       December 31, 2010   December 31, 2011
--------------------------------------------------------------------------------------------
Research and development costs                               27,352               29,806
Advertising costs                                             3,662                3,156
Shipping and handling costs                                   4,925                6,116
----------------------------------------------------------------------------------------------